Filed by: Callon Petroleum Company  Pursuant to Rule 425 under the  Securities Act of 1933  and deemed filed pursuant to 14a‐12  under the Securities Exchange Act of 1934  Subject Company: Carrizo Oil & Gas, Inc.  Commission File No.: 000‐29187‐87      On November 18, 2019, Callon Petroleum Company (“Callon”) posted the following investor presentation:

CALLON ACQUISITION OF CARRIZO: AMENDED MERGER AGREEMENT November 2019

IMPORTANT DISCLOSURES No Offer or Solicitation Communications herein do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Communication herein do not constitute a notice of redemption with respect to or an offer to purchase or sell (or the solicitation of an offer to purchase or sell) any preferred stock of Carrizo Oil & Gas, Inc. Additional Information and Where to Find It In connection with the proposed transaction, Callon Petroleum Company ("Callon") has filed, and the Securities and Exchange Commission (the "SEC") has declared effective, a registration statement on Form S- 4 (the "Registration Statement"), which contains a joint proxy statement of Callon and Carrizo that also constitutes a prospectus of Callon. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Callon or Carrizo may file with the SEC and/or send to Callon's shareholders and/or Carrizo's shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CALLON AND CARRIZO ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY CALLON AND CARRIZO WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLON, CARRIZO AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Callon and Carrizo with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Callon will be available free of charge from Callon's website at www.callon.com under the "Investors" tab or by contacting Callon's Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by Carrizo will be available free of charge from Carrizo's website at www.carrizo.com under the "Investor Relations" tab or by contacting Carrizo's Investor Relations Department at (713) 328-1055 or IR@carrizo.com. Participants in the Proxy Solicitation Callon, Carrizo and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon's shareholders and Carrizo's shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on March 27, 2019. Information regarding the executive officers and directors of Carrizo is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 2, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above. Cautionary Statement Regarding Forward-Looking Information Certain statements in this communication concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed Carrizo transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon's or Carrizo's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "potential," "may," "might," "anticipate," "likely" "plan," "positioned," "strategy," and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Callon's shareholders or Carrizo's shareholders to approve the transaction and related matters; whether any redemption of Carrizo's preferred stock will be necessary or will occur prior to the closing of the transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Callon and Carrizo; the effects of the business combination of Callon and Carrizo, including the combined company's future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. 2

IMPORTANT DISCLOSURES (CONTINUED) Additional factors that could cause results to differ materially from those described above can be found in Callon's Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, the quarter ended June 30, 2019, and the quarter ended September 30, 2019 each of which is on file with the SEC and available from Callon's website at www.callon.com under the "Investors" tab, and in other documents Callon files with the SEC, and in Carrizo's Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, the quarter ended June 30, 2019, and the quarter ended September 30, 2019 each of which is on file with the SEC and available from Carrizo's website at www.carrizo.com under the "Investor Relations" tab, and in other documents Carrizo files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor Carrizo assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. Supplemental Non-GAAP Financial Measures This presentation includes non-GAAP measures, such as Adjusted EBITDA, Adjusted EBITDAX, Net Debt to LQA Adjusted EBITDA, Free Cash Flow and other measures identified as non-GAAP. Reconciliations are available in the Appendix. EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We define EBITDA as net income (loss) before interest expense, income taxes, depreciation, depletion and amortization, asset retirement obligation accretion expense, (gains) losses on derivative instruments excluding net settled derivative instruments, impairment of oil and natural gas properties, non-cash equity based compensation and other operating expenses. Management also uses adjusted EBITDAX, which reflects adjusted EBITDA plus exploration and abandonment expense. Management believes EBITDA is useful because it allows it to more effectively evaluate our operating performance and compare the results of our operations from period to period and against our peers without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of EBITDA. Our presentation of EBITDA should not be construed as an inference that our results will be unaffected by unusual or non-recurring items. Net Debt to Last Quarter Annualized (“LQA”) Adjusted EBITDA is a non-GAAP measure. The Company defines Net Debt to LQA Adjusted EBITDA as the sum of total long-term debt less unrestricted cash and cash equivalents (as determined under U.S. GAAP), divided by the Company’s current quarter annualized Adjusted EBITDA inclusive of pro-forma results from its disposition completed in the current period. The Company presents these metrics to help evaluate its capital structure, financial leverage, and forward-looking cash profile. The Company believes that that these metrics are widely used by industry professionals, research and credit analysts, and lending and rating agencies in the evaluation of total leverage. Free Cash Flow is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements to assess our liquidity. We define free cash flow as net cash provided by operating activities before changes in working capital less capital expenditures (inclusive of operational capital expenditures, seismic, leasehold and other expenditures, as well as capitalized general and administrative expense and capitalized interest expense). Management believes that free cash flow provides useful information in assessing the impact of our ability to generate cash flow in excess of capital requirements and to return cash to shareholders. Free cash flow should not be considered an alternative to net cash provided by operating activities or any other GAAP measures. We have not provided a reconciliation of projected free cash flow to projected net cash provided by operating activities and capital expenditures used in net cash provided by investing activities, the most comparable financial measures calculated in accordance with GAAP. We are unable to project net cash provided by operating activities for any future period because such metric includes the impact of changes in operating assets and liabilities related to the timing of cash receipts and disbursements that may not relate to the period in which the operating activities occurred. We are unable to project these timing differences with any reasonable degree of accuracy without unreasonable efforts such as predicting the timing of our and our customers' payments, with accuracy to a specific day, months in advance. 3

AMENDED AGREEMENT CREATES VALUE FOR BOTH SHAREHOLDERS

THE BOARDS OF DIRECTORS OF BOTH CALLON AND CARRIZO HAVE UNANIMOUSLY SUPPORTED THE INDUSTRIAL AND FINANCIAL MERITS OF THE REVISED TRANSACTION

- Low premium, all-stock consideration of 1.75 shares of Callon common stock for each share of Carrizo
  - Amended exchange ratio results in ~29 million fewer shares issued
  - 7% premium based on undisturbed share prices prior to the first announcement on July 12
  - Increases Callon shareholder ownership of the pro forma company to 58%
- Additional revisions
  - Lowered authorized share request by 30%
  - Amended Callon severance plan to exclude executive officers resulting in removal of advisory vote on compensation
  - Reduced Carrizo break-up fee to $20 million (<1% of EV)
  - Increased Callon fee for “naked no vote” by $2.5 million
- Timing and next steps
  - Callon and Carrizo shareholder votes to be held on December 20th
  - Closing expected shortly after shareholder votes

“Since announcing the transaction, we have had extensive and valued dialogue with our shareholders, who have expressed support for the industrial logic and strategic merits of this transaction. In recognition of evolving investor expectations for a successful combination in the current environment, we have agreed to revised terms with Carrizo that enable value-creation opportunities for both shareholder bases.”

- Joe Gatto,

President and CEO of Callon

“We continue to be very excited to join forces with Callon and believe, in light of today's market environment, the revised terms offer compelling near and long-term value for Carrizo shareholders. We believe that a combination with Callon creates the most value for our shareholders. Under the revised terms of the merger, Carrizo shareholders will have meaningful participation in the upside of a strong company that reflects current investor priorities, and benefits from the enhanced operational efficiencies needed to be a low-cost producer in today's dynamic pricing environment.”

- S.P. “Chip” Johnson, IV,

President and CEO of Carrizo

4

CREATING A STRONGER COMBINED COMPANY INCREASED SCALE PERMIAN - DELAWARE 2x Core Delaware Basin Footprint >17 Years Permian Inventory >107 Mboed Production (3Q19) >$1.2B Q3 2019 Annualized Adj. EBITDA (1) FINANCIAL STRENGTH Incremental Free Cash Flow in 2020 (2) 2020E Capital Allocation: ~$100MM ~50% <2.0x Target Leverage by Year-End 2020 EAGLE FORD PERMIAN - MIDLAND $ / Barrel Corporate 2020 Free Cash Flow ~$50 Breakeven, Down from $55 Standalone VALUE CREATION >10% Production CAGR through 2021 Annual Synergies by 2021 (70% by >$100MM 2020) 2020E Capital Allocation: 2020E Capital Allocation: ~25% ~25% Cash Return on Capital Invested by >15% 2020 ~200,000 Net Acres and Over 100,000 Boepd 1. Adjusted EBITDA is a non-GAAP financial measure; please refer to the Important Disclosures for a definition on Adjusted EBITDA as calculated by Callon and the Appendix for reconciliation. 2. Free cash flow calculated as cash flow from operations less capex, capitalized G&A, capitalized interest, contingency payments. Includes $72.5mm of G&A and operational synergies in 2020. Assumes pricing $55/bbl oil and $2.75/mmbtu gas with strip differentials. 5

SELF-FUNDED, HIGH-MARGIN OIL GROWTH COMPANY MORE ATTRACTIVE COMBINED ASSET BASE WITH FREE CASH FLOW TO DEVELOP DEEP PERMIAN INVENTORY ▪ Accelerated value realization from deep drilling inventory in the Permian ▪ Significant scale improves operating flexibility in the Permian ▪ Long-term growth driver; increases high-return, oil-weighted drilling inventory ▪ Southern Delaware position increased 2x allowing for capital efficiencies, shared infrastructure and enhanced data capture ▪ Complementary high-margin, free cash flow generating asset with best-in-class acreage in the Eagle Ford ▪ Mature, low operational risk basin with predictable and repeatable well results ▪ Asset in “maintenance mode” generates significant free cash flow ▪ Significant existing production and low base decline accelerates sustainable free cash flow generation and complements the more capital-intensive Permian development ▪ Geographically advantaged pricing and abundant infrastructure drive strong margins ▪ Balanced asset portfolio allows for flexible and efficient capital allocation ▪ Increases flexibility to manage cash conversion cycles and capital intensity profiles ▪ Enhances short term and long-term returns while generating corporate-level free cash flow ▪ Low cost of supply on an “all-in” corporate basis (1) 1. Low cost of supply defined as low cost to find, develop and extract oil and gas resource, including corporate expense burdens (e.g. G&A and interest expense). 6

BETTER POSITIONED FOR THE CHANGING INDUSTRY LANDSCAPE

CALLON IS GAINING SIZE AND SCALE TO ENHANCE OPERATING EFFICIENCIES AND IMPROVE FREE CASH FLOW

PRO FORMA CALLON POSITIONING	SELECTED OBSERVATIONS

ENHANCES LARGE SCALE DEVELOPMENT MODEL	▪ Increases size and scale to better position Callon to meet capital needs of large scale development
	▪ Allows for substantial improvements in capital efficiencies:
	  ▪ Lower well costs from running two frac crews on a full-time basis
	  ▪ Larger pad developments improve operational uptime via continuous utilization and less production taken offline for completions

BETTER POSITIONS FOR A LOWER COMMODITY PRICE ENVIRONMENT	▪ Lower free cash flow breakeven from ~$55/bbl to ~$50/bbl in 2020 and less than $50/bbl in 2021 ▪ No near-term debt maturities provide opportunities for cost of capital improvement
SUSTAINABLE FREE CASH FLOW PROFILE	▪ Incremental free cash flow of ~$100 million in 2020 (1) ▪ Significant free cash flow growth in 2021 (1)
STRENGTHENS FINANCIAL FLEXIBILITY	▪ Increases proved reserves, production, free cash flow, and EBITDA to enhance credit profile and ratings agency outlook ▪ Targets an additional $300 million - $400 million of proceeds from asset sales by YE 2020
IMPROVES RETURN ON CAPITAL	▪ **Increases Callon's Cash Return on Capital Invested** (2) from 14% to 18% in 2020E ▪ Deleveraging free cash flow profile accelerates the path to a return of capital to shareholders

1. Free cash flow calculated as cash flow from operations less capex, capitalized G&A, capitalized interest, contingency payments. Includes $72.5mm of G&A and operational synergies in 2020. Assumes pricing $55/bbl oil and $2.75/mmbtu gas with strip differentials.
2. Cash Return on Capital Invested ("CROCI") is defined as (GAAP cash flow from operations before changes in working capital + after-tax interest expense) / (average total debt + average stockholders' equity).

7

IMPROVED FCF OUTLOOK (BEFORE "CAPITAL OPTIMIZATION")

- Over 350% increase in FCF generation relative to Callon stand-alone
- Sustainable FCF throughout outlook period despite commodity price backwardation
- Does not include integrated capital allocation optimization

- Since July proxy presentation, Callon reduced aggregate capex by 15% (with an associated reduction in production) in reaction to reduced commodity prices to maximize FCF
- Callon intends to apply same philosophy to optimized, integrated program

As a result, pro forma capex profile will be below the sum of stand-alone programs

COMBINED 2020E – 2023E FCF ($ MM) (1)(2)



$ MM
$113
$183
$754
$1,104
$350
CRZO Stand-Alone
CPE Stand-Alone
Combined with Synergies
With Asset Sales

2020E – 2023E OPERATIONAL CAPEX OUTLOOK



Aggregate Capex ($ MM)
Oil production growth CAGR lowered 3%
Oil production growth CAGR increased 2%
$2,709
$2,300
$2,522
$2,481
CPE Stand-Alone
CRZO Stand-Alone
July Proxy
November Proxy

WTI Assumptions	2020E	2021E	2022E	2023E
July	$58.07	$55.59	$54.45	$54.20
November	$55.39	$52.54	$51.58	$51.46
% Change	-5%	-5%	-5%	-5%

Source: Company disclosure, CPE/CRZO joint proxy statement/prospectus filed November 18, 2019 and management projections. Strip pricing as of November 8, 2019.

1. Combined program excludes preferred dividends after assumed redemption and includes synergies of $72.5mm in 2020 and $115mm thereafter.
2. Mid-point of expected monetization range of $300 to $400 million.

8

FOCUSED ON PROTECTING CASH FLOW ▪ Callon has consistently employed a strategic and methodical hedging strategy to protect cash flow ▪ Oil volumes have provided the bulk of revenue for both companies over the past two years (~90% over the past 7 quarters) ▪ Diversification in point of sale allows for projected uplift in average price per barrel (~60% of pro forma production is either Brent, Gulf Coast, or International based pricing) Oil production accounted for 93% of the combined 2020 oil volumes (2) are currently ~60% hedged at 3Q19 revenue between CPE and CRZO (1) a weighted average floor of more than $55 WTI (2) 3Q19 CPE Oil Revenue 3Q19 CRZO Oil Revenue 3Q19 CPE Gas/NGL Revenue 3Q19 CRZO Gas/NGL Revenue 2020 Bopd Unhedged 2020 Bopd Hedged 1. 3Q19 oil production and revenue figures per respective company earnings releases. 2. 2020 oil volumes reference the amended S-4 filed on November 18th and can be found under the section titled “Certain Callon Unaudited Prospective Financial and Operating Information”. 9

SHAREHOLDERS BENEFIT FROM ACHIEVABLE SYNERGIES

NPV OF $2 PER CALLON SHARE REPRESENTS ~50% OF CALLON'S CURRENT SHARE PRICE

ANNUAL RUN RATE OPERATIONAL SYNERGIES (2021+) ($MM)

Corporate Cash G&A Reductions

- ~50% of Carrizo 2019E all-in cash G&A [(1)]

Delaware Drilling and Completion Cost Savings

- 5 - 8% reduction in Delaware drilling and completion / ft
- Expanded large scale development with simultaneous operations improves production cycle times and well costs

Improved Permian Uptime

- 2020 target of 1% increase in Permian field production uptime
- Large projects minimize impact on adjacent producing wells



$35-$45
$45-$65
$20
$100-$130
Corporate G&A savings
Delaware D&C cost savings
Improved Permian production uptime
Annual run rate synergies

2020 Expected Synergies			
~$35mm	~$25mm - $30mm	~$10mm	~$70-$75mm

~$650MM NPV

10 YR TOTAL (OPERATIONAL AND CAPITAL) NPV OF SYNERGIES ($MM)

- Optimized capital allocation
- Operational synergies
- Corporate G&A savings

Optimized Capital Allocation

- Larger cash flow base allows for near-term activity acceleration
- Blended portfolio of shorter cycle projects generates cash flow funding longer cycle projects driving NAV
- High-graded, long-term, multi-zone co-development program of two robust asset bases
- Optimized, integrated development schedule enhances efficiency



$850
$200
$400
$250
$2.00
$0.47
$0.94
$0.59
Total synergies
$ / Callon share

~$850MM NPV

Note: Synergies based on 7/11/2019 NYMEX strip pricing through 2023 with prices held flat thereafter and Wall Street consensus pricing through 2021 with prices held flat thereafter; synergies do not change materially at current strip.

1. Includes capitalized G&A, historically ~20% of all-in cash G&A.

10

SCALED PROGRAM DRIVES TWO DISTINCT SOURCES OF SYNERGIES SIMOPS IMPROVE COST EFFICIENCY MEGA-PAD STRATEGY IMPROVES PERMIAN UPTIME ▪ Multiple rigs / frac crews focused on a single project in a ▪ During completion of new wells, nearby wells are shut-in distinct location ▪ Deferred production during shut-in ▪ More efficient utilization of drilling and completion crews; lowers ▪ Additional time and cost (dewatering) required to restore capital cost per well production ▪ Enables sharingTBU of fixed Visual costs, on leverages D&C infrastructure and location prep ▪ More wells per project results in less shut-ins, dewatering, Reduction from larger and greater production ▪ Callon completedpads its first– any Delaware osprey SIMOPS 6-well mega- pad (Rag Run) in July 2019 Data? MEGA-PAD STRATEGY REDUCES/ELIMINATES SHUT-INS ▪ Callon has demonstrated success in mega-pad development in Midland COST SAVINGS FROM SIMOPS MEGA-PAD DEVELOPMENT Baseline SIMOPS Multi-Well Pad Mega-Pad ProjectMega -1Pad (DSU 1 A) ProjectMega 2-Pad (DSU 2 B) ProjectMega -3Pad (DSU 3 C) (Wally World) (Rag Run) No Volumes Shut-In for Offset Completions Total Cost Per Well Capital Required ~$24 mm ~$60 mm PRODUCTION DEFERRED DURING COMPLETIONS Wells Completed 2 6 Lower cost / well despite longer Cost / Well ~$12 mm ~$10 mm laterals Drilling and Completion Costs Drilling $ / FT $556 $445 18% lower D&C cost / FT Pad 1 (DSU A) Pad 2 (DSU A) Pad 3 (DSU A) Pad 1 (DSU B) Pad 2 (DSU B) Completion $ / FT $682 $575 Pad 3 (DSU B) Pad 1 (DSU C) Pad 2 (DSU C) Pad 3 (DSU C) (synergy targets D&C $ / FT $1,238 $1,020 based on 5-8%) Year 1 Annualized % Shut-In: > 1% Year 2+ Annualized % Shut-In: >2% 11

STRUCTURAL BENEFITS FROM SCALE DELAWARE D&C SYNERGIES (1) PERMIAN UPTIME SYNERGIES (2) $1.3 4% $1.2 $25 - $30 MM $10 MM $1.2 2020E 3.0% 2020E 3% $1.1 2.6% $1.1 2% 1.8% $45 - $65 MM $20 MM $1.0 $1.0 Run Rate Run Rate 1% D&C ($MM/ 1,000 Lateral Ft) Lateral 1,000 ($MM/ D&C $0.9 Frac Interference Impact % Production % Impact Interference Frac 0% CPE 2019E 2020E PF Synergy CPE Recent CPE 2019E CPE 2020E 2020E PF Synergy Assumption SIMOPS Project Assumption 3Q DELAWARE DRILLING AND COMPLETION REDUCTIONS 3Q MIDLAND DRILLING AND COMPLETION REDUCTIONS $1.6 $1.3 $1.4 $1.1 $1.2 $1.2 $0.9 $1.2 $0.9 $0.8 $1.0 D&C ($MM /1,000 Lateral Ft) Lateral /1,000 ($MM D&C $0.6 D&C ($MM /1,000 Lateral Ft) Lateral /1,000 ($MM D&C $0.8 $0.5 CPE 2018 CPE 2019 CPE Recent Offset Operator CPE: 2018 CPE: 2019 CPE: Recent Offset Operator SIMOPS Project Average Large Project Average 1. Based on targeted lateral length vs. perforated lateral length. 2. 2019E pro forma Ranger sale. 12

MEANINGFUL SCHEDULING BENEFITS FROM INTEGRATED PROGRAM

PRO FORMA SCHEDULING EFFICIENCIES

- Combined entity cash flow base supports capital program with ample capacity for simultaneous operations development of mega-pad projects across multiple basins
- Enhanced scheduling minimizes rig and crew inefficiencies through blend of short (Eagle Ford), intermediate (Midland Basin) and longer (Delaware Basin) cycle projects
- Pro forma schedule reduces frac holidays from ~1 full crew year in 2019 to a single quarter in 2020
- Integrated 2020 pro forma schedule reduces POP-to-POP time by ~50% despite a substantial increase in average project size

CONTINUOUS FRAC CREW UTILIZATION EFFICIENCY



Stages per day
0
2
4
6
8
Efficiency: +40%
DEDICATED CREW (1Q18 AVERAGE)
DEDICATED CREW (1Q19 AVERAGE)

ENHANCED SCHEDULING INTEGRATION



Illustrative 2019 Stand-Alone Schedules (5 Crews)
Q1
Q2
Q3
Q4
Callon crews
Crew 1
Crew 2
Carrizo crews
Crew 1
Crew 2
Crew 3
Illustrative 2020E Integrated Schedules (4 Crews)
Q1
Q2
Q3
Q4
Pro forma crews
Crew 1
Crew 2
Crew 3
Crew 4
MIDLAND
CALLON DELAWARE
CARRIZO DELAWARE
EAGLE FORD

13

ENHANCES CREDIT TRAJECTORY

HIGHLIGHTS

- Significantly improves flexibility and critical mass added through increased reserves, production and EBITDA
- Upgraded by Moody's to B1 with stable outlook and placed on CreditWatch Positive by S&P (current corporate credit rating of B)
- Near-term FCF visibility to reduce absolute leverage
- Targeting an additional $300 MM - $400 MM of proceeds from asset sales by year-end 2020
- Including CPE redemption in 3Q19, planned reduction of ~$275 MM of high cost preferred stock in 2019 (~$25 MM in annual dividend reductions)
- Active hedging program and pricing point diversification

PRO FORMA CORPORATE FCF BREAKEVEN ($/BBL WTI)



~ $60
~ $50
< $50
2019E
2020 Target
2021 Target

NO NEAR-TERM MATURITIES OFFER OPPORTUNITIES TO FURTHER IMPROVE COST OF CAPITAL [(1)]



$750
$500
$250
$0
2H19 Redemption
Improved Flexibility for Leverage Reduction
1 ~ $300 MM of cumulative 2020-2021 FCF (2)
2 Asset sales targeted by YE20
Refinancing Opportunity
9.18%
6.25%
6.13%
8.25%
6.38%
2019
2020
2021
2022
2023
2024
2025
2026
Rate
CRZO Preferred
CPE Preferred

1. Schedule represents pro forma senior debt maturity profile ($MM). 2019 rate based on weighted average rate of CPE and CRZO preferred securities.
2. Free cash flow calculation inclusive of interest expense, capitalized G&A, and contingency payments. Assumes pricing $55/bbl oil and $2.75/mmbtu gas with strip differentials.

14

SCALE AND FCF ENHANCEMENT IS CREDIT POSITIVE

POSITIVE COMMENTARY FROM CREDIT AGENCIES

"The CreditWatch positive placement reflects our expectation that the acquisition of Carrizo will materially improve the scale, scope, and diversity of Callon's business. It also reflects our belief that the company's credit measures will remain adequate and begin to improve in 2020 as it integrates the acquisition… The CreditWatch placement reflects that we would likely raise our issuer credit rating on Callon by one notch to 'B+' following the close of the Carrizo acquisition."

- S&P, July 16, 2019

"Callon announced a transaction to acquire Carrizo Oil & Gas Inc (B1 stable) in an all-stock transaction that the company expects to close in 2019. This acquisition will be credit positive for Callon."

- Moody's, October 24, 2019

CURRENT NET DEBT / LQA EBITDA (1)(2)



2.4X
2.5X
< 2.0X
B Median
2.3X
BB Median
1.6X
CRZO Stand-Alone
CPE Stand-Alone
CPE Pro Forma 2020 Target

YE 2018 PROVED RESERVES (MMBoe) (3)



540
211
BB Median
520
B Median
250
CPE Stand-Alone
CPE Pro Forma

2020E ADJUSTED EBITDA ($MM) (4)



1,383
593
BB Median
1,527
B Median
705
CPE Stand-Alone
CPE Pro Forma

Source: CPE/CRZO joint proxy statement/prospectus filed November 18, 2019
Note: BB-rated E&Ps include MUR, PE, SM, WLL, WPX. BB-rated excludes AR, RRC, SWN and CNX. B-rated E&Ps include BRY, CDEV, CHK, CRK, GPOR, HPR, JAG, LPI, MGY, MTDR, OAS, QEP, TALO, XOG. Strip pricing as of November 8, 2019.

1. 3Q Net Debt to LQA Adjusted EBITDA is a non-GAAP measure and is calculated as the sum of total long-term debt less unrestricted cash and cash equivalents (as determined under U.S. GAAP), divided by the Company's current quarter annualized Adjusted EBITDA inclusive of pro-forma results from its disposition completed in the current period.
2. CPE Pro Forma 2020 Target includes effect of preferred stock redemptions in 2019 and associated dividend savings beginning in 2020.
3. CPE Stand-alone pro forma for Ranger asset sale.
4. CPE Pro Forma EBITDA calculated as CPE standalone plus CRZO stand-alone plus midpoint of 2020 synergy guidance ($72.5mm). Adjusted EBITDA is a non-GAAP financial measure; please refer to the Important Disclosures for a definition on Adjusted EBITDA as calculated by Callon and the Appendix for reconciliation.

15

PRO FORMA MAPS TO HIGHER IMPLIED CREDIT RATING PRO FORMA MOODY’S CREDIT RATING MAPPING FOR SIZE Improved Selected Callon Current Indicative Moody’s Credit Rating: B1 Credit Rating? Credit Factors Indicative Credit Rating Baa Ba B 15x 10x 6x 2.5x Interest 2022E+ 2021E 2020E 2020E Coverage Pro Forma Pro Forma Pro Forma ✓ Callon Callon Callon Callon 550 140 55 20 Average Daily 2022E+ 2021E 2020E 2020E Production Pro Forma Pro Forma Pro Forma ✓ (Mboepd) Callon Callon Callon Callon Baa Ba B 2021E 2020E Pro Forma Callon Current Callon E&P (Moody’s Criteria) (Moody’s Criteria) Business Profile • Sizeable hydrocarbon base • Small resource base ✓ • High operational control • Meaningful operational • Strong execution on short and control long cycle projects • Geographic concentration • Geographic diversification Investment Grade Non-Investment Grade Source: Bloomberg, Moody’s, CPE/CRZO joint proxy statement/prospectus filed November 18, 2019. Note: Based on strip pricing as of November 8, 2019 16

TRANSACTION ADVANCES STRATEGIC FINANCIAL OBJECTIVES Achieved by a Callon’s Stated Strategic Financial Objectives Merger with Carrizo? INCREASE CASH ▪ Ongoing compensation alignment with shareholder interests RETURN ON ▪ Retain best-in-class margins INVESTED (1) CAPITAL ▪ Reduce capital intensity of business ✓ ▪ Consistent, measured growth moderates PDP declines GENERATE FREE ▪ 2019 trajectory improves with capital efficiency CASH FLOW ▪ Generate FCF in 2020 with sustainable future outlook ✓ ▪ Target leverage < 2.0x REDUCE ▪ Non-core monetizations to improve credit profile LEVERAGE ▪ Capital discipline and improved capital efficiency ✓ ▪ Sustainable co-development of organic inventory LONG TERM ▪ Balance NPV and ROR for optimal full cycle returns FOCUS ▪ Marketing diversification mitigates pricing concentration risk ✓ and adds upside 1. Cash Return on Capital Invested (“CROCI”) is defined as (GAAP cash flow from operations before changes in working capital + after-tax interest expense) / (average total debt + average stockholders’ equity). 17

APPENDIX

ILLUSTRATIVE FREE CASH FLOW RECONCILIATION

CPE STANDALONE	2019	2020E	2021E
Net daily production	39.5	42.4	44.8
Net daily oil production	30.9	33.7	36.1
Adjusted EBITDAX	$ 493	$ 593	$ 612
Adjusted Operating CF	$ 480	$ 589	$ 607
Capital Expenditures	$(504)	$(507)	$(502)
Capitalized G&A/Interest and Other	$(101)	$(87)	$(86)
Estimated FCF	$(126)	$(4)	$ 19
Est Contingent Payment	$ 0	$ 0	$ 0
Estimated FCF, Adj for Cont Pmt	$(126)	$(4)	$ 19
Diluted Share Count (mm)		231	
2020 - 2021 FCF ($/share)		$ 0.06	

CRZO STANDALONE	2019	2020E	2021E
Net daily production	65.5	70.4	81.5
Net daily oil production	42.9	44.7	49.4
Adjusted EBITDAX	$ 694	$ 717	$ 748
Adjusted Operating CF	$ 628	$ 656	$ 688
Capital Expenditures	$(583)	$(557)	$(556)
Capitalized G&A/Interest and Other	$(54)	$(59)	$(60)
Estimated FCF	$(8)	$ 41	$ 73
Est Contingent Payment	$(40)	$(40)	$(25)
Estimated FCF, Adj for Cont Pmt	$(48)	$1	$ 48
Diluted Share Count (mm)		96	
2020 - 2021 FCF ($/share)		$0.51	

COMBINED (CPE + CRZO)	2019	2020E	2021E
Net daily production	105.0	112.8	126.3
Net daily oil production	73.8	78.4	85.5
Adjusted EBITDAX	$ 1,187	$ 1,310	$ 1,360
Adjusted Operating CF	$ 1,108	$ 1,245	$ 1,295
Capital Expenditures	$(1,087)	$(1,064)	$(1,058)
Capitalized G&A/Interest and Other	$(155)	$(146)	$(146)
Preferred Dividend Savings (Net) (1)	$0	$10	$10
Combined Estimated FCF	$(134)	$ 47	$ 102
Est Contingent Payments	$(40)	$(40)	$(25)
Estimated FCF, Less Cont. Payment	$(174)	$ 7	$ 77
Transaction Costs (2)	$(95)		
Combined FCF Less Trans. Costs	$(269)	$ 7	$ 77
G&A Synergy Realization (3)	$ 0	$ 35	$ 40
Operational Synergy Uplift (4)	$ 0	$ 38	$ 75
Combined FCF w/ Synergies & Fees	$(269)	$ 80	$ 192
Diluted Share Count (mm)		400	
2020E – 2021E FCF ($/share) w/ Synergies & Fees (5)		$0.68	

NYMEX Oil and Gas Strip Pricing (as of 08-Nov-2019)

	2019E	2020E	2021E
Natural Gas ($/Mmbtu)	$2.63	$2.57	$2.48
Crude Oil ($/Bbl)	$55.14	$55.39	$52.54

IMMEDIATE FCF ACCRETION FOR CPE AND CRZO SHAREHOLDERS, WITH IMPROVING PROFILE OVER TIME

Source: Company disclosure, CPE/CRZO joint proxy supplement filed November 18, 2019 and management projections.
Note: Calculated based on strip pricing as of November 8, 2019.

1. Calculated assuming ~$18 million per year of preferred dividend is added back to levered FCF and $223.8 million redemption price is taken onto the revolver with a ~4% interest rate for ~$ 8million of incremental interest expense.
2. Assumes closing occurs in 4Q19 and all cash transaction costs are incurred/paid upon closing.
3. G&A synergy values represent the mid-point of previously stated annual synergy targets.
4. Operational synergy values represent the mid-point of previously stated annual synergy targets.
5. Deducts cash transaction costs from cumulative 2020 - 2021 FCF for conservatism despite assumption that costs are incurred in 4Q19.

19

CALLON IS A PREMIER OPERATOR OF UPSTREAM ASSETS

CALLON HAS DEMONSTRATED ABILITY TO ACHIEVE SIGNIFICANT WELL COST SAVINGS AND PRODUCTIVITY IMPROVEMENT THROUGH LARGER PROJECT DEVELOPMENT

HIGHER CUMULATIVE OIL PRODUCTION

(6 MONTH CUMULATIVE OIL / 1,000')

DELAWARE [1]



13,739
49%
20,472
15,818
CPE: 2017
CPE: 2018+
Offset Operator Avg.

MIDLAND [2]



13,217
18%
15,642
13,489
CPE: 2017
CPE: 2018+
Offset Operator Avg.

LOWER COST

(DRILLING & COMPLETION COST / 1,000')

DELAWARE [1]



$1,400
29%
$1,200
$995
$1,212
CPE: 2018
CPE: 2019
CPE: Recent Large Project
Offset Operator Avg.

MIDLAND [2]



$1,100
45%
$900
$600
$807
CPE: 2018
CPE: 2019
CPE: Recent Large Project
Offset Operator Avg.

BEST-IN-CLASS EBITDA MARGINS

(Q3 2019 EBITDA / BOE)

CALLON VS. PERMIAN PURE-PLAY COMPANIES [3]



$ 34.08
$ 31.10
$ 26.75
$ 26.70
$ 23.69
$ 19.14
$ 17.20
CPE
A
B
C
D
E
F

"**Callon's wells are arguably the best in the** Southern Delaware with average cumulative oil production per foot through 6 months head and shoulders above its peers…While acreage quality undoubtedly plays a role in **this analysis, we believe Callon's results also reflect the company's operational** capabilities…We believe these assets in Callon's hands could also see an improvement in performance."

Scotia Howard Weil — October 14, 2019

Source: CapIQ, Enverus, Public Disclosures; market data as of 07-Oct-2019

1. Offset Delaware operators include CPE, CXO, CDEV, CRZO, JAG, PDCE, OXY, NBL.
2. Offset Midland operators include PXD, CPE, SM, XOM, FANG, PE, ECA, QEP.
3. Permian Pure-Play E&Ps include companies with greater than $500mm of market capitalization: CDEV, CXO, FANG, JAG, PE, PXD.

20

STRONG INTEGRATION TRACK RECORD

CALLON HAS MADE SEVERAL SUCCESSFUL VALUE ENHANCING ACQUISITIONS AND DIVESTED NON-CORE ASSETS

PREMIER SOUTHERN DELAWARE OPERATOR (1)



Average 6 Month Cumulative Boe (20:1 Conversion)
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Peer 1
Peer 2
CRZO
CPE
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9
Peer 10
Peer 11

IMPROVED PERFORMANCE FROM 2018 WARD ACQUISITION



Average 6 Month Lateral Adjusted Cumulative Bo
15
14
13
12
11
10
Realized > 10% improvement to date (2)
Previous Operator Average WCA Well
CPE Average WCA Well

HISTORIC COST REDUCTIONS AND OPERATED PRODUCTION GROWTH FOLLOWING ACQUISITION INTEGRATION (3)



Lease Operating Expense ($/Boe)
$7.50
$7.00
$6.50
$6.00
$5.50
$5.00
$4.50
2/13/17: Ameredev Acquisition Closed
CPE operates acquired assets and reduces corporate costs
8/31/18: Ward County Bolt-On Closed
6/12/19: Closed Southern Midland Divestiture
CPE operates acquired assets and reduces corporate costs
12,000
10,000
8,000
6,000
4,000
2,000
0
Net Incremental Delaware Operated Production (Boepd)
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
Net Incremental Delaware Operated Production (Boepd)
Lease Operating Expense ($/Boe)

1. Sourced from Drilling Info with wells drilled and completed by operator. Represents P50 distribution of average well performance by each operator for Wolfcamp A wells brought online in the Southern Delaware from 2017-current and have at least 6 months of publicly available production data.
2. Callon wells: 5 / Cimarex wells: 9.
3. Net operated Delaware production data based on Callon operated wells, excludes producing wells acquired from Ameredev and Cimarex.

21

LEADING SOUTHERN DELAWARE WELL PERFORMANCE (1) SOUTHERN DELAWARE WCA WELLS ACROSS PEERS WCA RESULTS BY OPERATOR (2017+) (2) 100% 90% 80% 70% 60% 50% 40% 30% 20% CPE Well Count and Production Distribution Plot P(x) Plot Distribution Production and Count Well 10% CRZO 0% Average 6 Month Cumulative Production Boe (20:1 Oil Gas Conversion) 20,000 18,000 16,000 Boe 14,000 12,000 10,000 8,000 (20:1 Conversion)(20:1 6,000 4,000 Average 6 Month Cumulative 6 Month Average 2,000 0 Peer 1 Peer 2 CRZO CPE Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 Peer Peer 10 11 1. Source: All well data sourced from Enverus with wells drilled and completed by operator. 2. P50 represents the average well performance by each operator for Wolfcamp A wells brought online in the Southern Delaware from 2017-current and have at least 6 months of publicly available production data. 22

CALLON CORPORATE STRATEGY

THE EVOLUTION FROM CORE ASSETS TO A SUSTAINABLE OPERATING BUSINESS MODEL

Core Permian Footprint Established 2014 - 2018	Evolving to Full Field Development 2019	Sustainable Growth and FCF Generation 2020 +
▪ Increased Permian position from ~19,000 to ~85,000 net acres in core areas ▪ Ramped activity from 2 to 5 rigs and increased net lateral footage drilled ▪ Built out robust infrastructure network (>$200 mm invested) ▪ Increased credit facility from $250 million to $1.1 billion ▪ Expanded Callon skill sets with significant investments in employee base	▪ Harvest asset value through increasing pad development and cycle time reductions ▪ Optimize margins and increase operational flexibility ▪ Thoughtful capital allocation to minimize outspend while growing at a measured rate to augment sustainable corporate return model ▪ Balance longer term reinvestment opportunities with near-term return profile ▪ Selective activity to "block up" acreage, extend laterals, and increase working and mineral interests	▪ Sustainable double-digit organic growth funded with internally generated cash flow ▪ Large pad development, benefiting resource optimization and long-term corporate level returns ▪ Leading cash margin preservation through cost management and leveraging of existing infrastructure ▪ Select asset rationalization opportunities to enhance returns on capital ▪ Accelerate capital efficiency with balanced growth and maturing decline profile

Note: Slide from Callon February 2019 investor presentation deck.

CAP 23

HEDGE PORTFOLIO (1)

	4Q19	1Q20	2Q20	3Q20	4Q20	FY 2020	FY 2021
WTI NYMEX (Bbls, $/Bbl)							
Swaps & Swaps with Puts							
Total Volumes	276,000	546,000	546,000	552,000	552,000	2,196,000	-
Total Daily Volumes	3,000	6,000	6,000	6,000	6,000	6,000	-
Avg. Swap	$60.17	$56.06	$56.06	$56.06	$56.06	$56.06	-
Avg. Short Put Price	-	$42.50	$42.50	$42.50	$42.50	$42.50	-
Three-way Collars							
Total Volumes	1,196,000	1,274,000	1,274,000	1,288,000	1,288,000	5,124,000	-
Total Daily Volumes	13,000	14,000	14,000	14,000	14,000	14,000	-
Avg. Short Call Price	$67.46	$65.46	$65.46	$65.46	$65.46	$65.46	-
Avg. Long Put Price	$56.54	$55.45	$55.45	$55.45	$55.45	$55.45	-
Avg. Short Put Price	$43.65	$44.66	$44.66	$44.66	$44.66	$44.66	-
Avg. Premium Price	($0.09)	$0.21	$0.21	$0.21	$0.21	$0.21	-
Two-way Collars							
Total Volumes	276,000	-	-	-	-	-	-
Total Daily Volumes	3,000	-	-	-	-	-	-
Avg. Short Call	$60.00	-	-	-	-	-	-
Avg. Put	$55.00	-	-	-	-	-	-
Put Options							
Total Volumes	230,000	-	-	-	-	-	-
Total Daily Volumes	2,500	-	-	-	-	-	-
Avg. Long Put Price	$65.00	-	-	-	-	-	-
Avg. Premium Price	$6.44	-	-	-	-	-	-
Put Spreads							
Total Volumes	230,000	-	-	-	-	-	-
Total Daily Volumes	2,500	-	-	-	-	-	-
Avg. Long Put Price	$65.00	-	-	-	-	-	-
Avg. Short Put Price	$42.50	-	-	-	-	-	-
Avg. Premium Price	$4.39	-	-	-	-	-	-
Total Volume Hedged (Bbl)	2,208,000	1,820,000	1,820,000	1,840,000	1,840,000	7,320,000	-
Average Ceiling Price ($/Bbl)	$65.13	$62.64	$62.64	$62.64	$62.64	$62.64	-
Average Floor Price ($/Bbl)	$58.56	$55.63	$55.63	$55.63	$55.63	$55.63	-
ICE BRENT (Bbls, $/Bbl)							
Three-way Collars							
Total Volumes	-	150,000	227,500	230,000	230,000	837,500	-
Total Daily Volumes	-	1,648	2,500	2,500	2,500	2,288	-
Avg. Short Call Price	-	$70.00	$70.00	$70.00	$70.00	$70.00	-
Avg. Long Put Price	-	$58.24	$58.24	$58.24	$58.24	$58.24	-
Avg. Short Put Price	-	$50.00	$50.00	$50.00	$50.00	$50.00	-

1. Hedge contracts as of 11/18/19.

CAP

24

HEDGE PORTFOLIO (1)

	4Q19	1Q20	2Q20	3Q20	4Q20	FY 2020	FY 2021
MIDLAND-CUSHING DIFFERENTIAL (Bbls/$/Bbl)							
Swaps							
Total Volumes	2,176,000	1,092,000	1,092,000	1,196,000	1,196,000	4,576,000	1,095,000
Total Daily Volumes	23,652	12,000	12,000	13,000	13,000	12,503	3,000
Avg. Swap Price	($2.50)	($1.73)	($1.73)	($0.89)	($0.89)	($1.29)	$1.00
MAGELLAN EAST HOUSTON DIFFERENTIAL (Bbls/$/Bbl)							
Swaps							
Total Volumes	-	192,000	291,201	440,802	515,202	1,439,205	-
Total Daily Volumes	-	2,110	3,200	4,791	5,600	3,932	-
Avg. Swap Price	-	$2.40	$2.40	$2.40	$2.40	$2.40	-
NYMEX HENRY HUB (MMBtu, $/MMBtu)							
Swaps							
Total Volumes	155,000	910,000	910,000	920,000	920,000	3,660,000	-
Total Daily Volumes	1,685	10,000	10,000	10,000	10,000	10,000	-
Avg. Swap Price	$2.87	$2.48	$2.48	$2.48	$2.48	$2.48	-
Three-way Collars							
Total Volumes	-	910,000	910,000	920,000	920,000	3,660,000	-
Total Daily Volumes	-	10,000	10,000	10,000	10,000	10,000	-
Avg. Short Call Price	-	$2.75	$2.75	$2.75	$2.75	$2.75	-
Avg. Long Put Price	-	$2.50	$2.50	$2.50	$2.50	$2.50	-
Avg. Short Put Price	-	$2.00	$2.00	$2.00	$2.00	$2.00	-
Two-way Collars							
Total Volumes	598,000	-	-	-	-	-	-
Total Daily Volumes	6,500	-	-	-	-	-	-
Avg. Short Call Price	$3.50	-	-	-	-	-	-
Avg. Put Price	$3.13	-	-	-	-	-	-
Total Volume Hedged (MMBtu)	753,000	1,820,000	1,820,000	1,840,000	1,840,000	7,320,000	-
Average Ceiling Price ($/MMBtu)	$3.37	$2.61	$2.61	$2.61	$2.61	$2.61	-
Average Floor Price ($/MMBtu)	$3.07	$2.49	$2.49	$2.49	$2.49	$2.49	-
WAHA DIFFERENTIAL (MMBtu, $/MMBtu)							
Swaps							
Total Volumes	2,116,000	2,093,000	1,183,000	2,116,000	2,116,000	7,508,000	-
Total Daily Volumes	23,000	23,000	13,000	23,000	23,000	20,514	-
Avg. Swap Price	($1.18)	($1.15)	($1.12)	($1.15)	($1.15)	($1.14)	-

1. Hedge contracts as of 11/18/19.

25

NON-GAAP RECONCILIATION (1) Adjusted EBITDA Reconciliation 3Q18 4Q18 1Q19 2Q19 3Q19 Net income (loss) $ 37,931 $ 156,194 $ (19,543) $ 55,180 $ 55,834 (Gain) loss on derivatives, net of settlements 25,100 (105,512) 66,970 (15,193) (20,798) Non-cash stock-based compensation expense 2,587 770 3,402 904 644 Merger and integration expense - - - - 5,943 Settled share-based awards - - 3,024 - - Other operating expense 1,435 1,333 157 935 (161) Income tax (benefit) expense 1,487 5,647 (5,149) 16,691 17,902 Interest expense 711 735 738 741 739 Depreciation, depletion and amortization 48,977 60,301 60,672 64,374 57,107 Accretion expense 202 248 241 216 128 Adjusted EBITDA $ 118,430 $ 119,716 $ 110,512 $ 123,848 $ 117,338 LQA Net Debt to Adjusted EBITDA 3Q19 Senior secured revolving credit facility $ 200,000 6.125% senior unsecured notes due 2024 600,000 6.375% senior unsecured notes due 2026 400,000 Total principal outstanding 1,200,000 LESS: Unrestricted cash (pro forma) (11,309) Net Debt 1,188,691 Adjusted EBITDA 117,338 LQA Adjusted EBITDA $ 469,352 LQA Net debt to Adjusted EBITDA 2.5 1. See “Important Disclosure” slides for disclosures related to Supplemental Non-GAAP Financial Measures. 26

NON-GAAP RECONCILIATION (1) Pro Forma Callon Carrizo Combined COMBINED PRO FORMA LTM ADJUSTED EBITDA 3Q19 3Q19 3Q19 Net income (loss) available to common shareholders $ 47,180 $ 102,958 $ 150,138 Dividends on preferred stock 350 4,474 4,824 Accretion on preferred stock — 869 869 Loss on redemption of preferred stock 8,304 — 8,304 Income tax expense (benefit) 17,902 5,977 23,879 Depreciation, depletion and amortization 57,235 82,195 139,430 Interest expense, net 739 17,721 18,460 (Gain) loss on derivatives, net (21,809) (31,554) (53,363) Cash received (paid) for commodity derivative settlements, net 1,011 (1,779) (768) Non-cash general and administrative, net 644 3,723 4,367 Non-recurring and other expense, net 5,782 2,177 7,959 Adjusted EBITDA $ 117,338 $ 186,761 $ 304,099 LQA Adjusted EBITDA $ 1,216,396 1. See “Important Disclosure” slides for disclosures related to Supplemental Non-GAAP Financial Measures. 27